Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas   New York NY 10018
                   Tel 212 930 9700 Fax 212 930 9725   www.srff.com

                                    July 22, 2005

Jennifer G. Williams, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  GameZnFlix, Inc.
     Amendment No. 1 to the Form SB-2 filed May 5, 2005
     File No. 333-122162

Dear Ms. Williams:

This firm represents GameZnFlix, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's
Amendment No. 2 to its Form SB-2 for filing. Below, please find our responses to your June 3, 2005 comment letter:

General

1. We note your response to prior comment 2 and reissue. We also note that you have opened another distribution center in Scranton, Pennsylvania. Please update your filing as necessary to reflect recent events.

Response

We have revised the SB-2 to include disclosure regarding the Company's Scranton's distribution center.

2. Additionally, we note that Mr. Hohman assumed the position of president of your subsidiary, GameZnFlix Racing and Merchandising. Please revise your disclosure throughout to discuss the material aspects of your GameZnFlix Racing and Merchandising subsidiary or advise.

Response

Mr. Hohman is no longer with the Company. In February 2005, Mr. Hohman was appointed as an executive officer of the Company's subsidiary. However, due to family issues, in late 2005, Mr. Hohman resigned from all positions with the Company and its subsidiary.

We have revised the Business-Marketing description to provide a brief description of the activities of GameZnFlix Racing and Merchandising.

3. We note your response to prior comment 5 that you do not have meaningful data on your customer base. We note, however, that in the fifth new paragraph on page 31, you disclose that you estimate 15% of your customer base is comprised of college students. Additionally, in the last paragraph on page 16, you disclose that your subscriber base has averaged approximately 3,800 subscribers per month. We believe that information about your customer base would be material to an investor at this stage of your business and should be discussed in the filing, where appropriate, such as the summary, risk factors and business sections.

Response

We have revised the summary, business and risk factor sections to discuss the Company's customer base and the rate of retention for new customers.

Registration Statement Cover Page

4. Please refer to footnote 1. We note your good faith estimate includes adjustments for "market fluctuations." However, Rule 416 does not apply to fluctuations resulting from operation of the conversion formula. See Telephone Interpretation #3S under the Securities Act section of the March 1999 supplement to the Manual of Publicly-Available Telephone Interpretations. Please disclose that you may not rely on Rule 416 for the registration of shares that become issuable as a result of a decline in your floating conversion rate. Also delete references to "market fluctuations" in the summary section.

Response

Please note that footnote 1 discloses that the Company will not rely on Rule 416 for the registration of shares that become issuable as a result of a decline in your floating conversion rate as set forth below:

"Should the conversion ratio of our convertible debentures result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary."

We have deleted the reference to market fluctuations in the summary section.

Prospectus Cover Page, page 1

5. Please revise to disclose here that your auditors have issued a going concern opinion.

Response

We have revised to state that the Company's auditors have issued a going concern opinion.

Prospectus Summary, page 3

General

6. Please refer to the November 11, 2004 Securities Purchase Agreement for the sale of $150,000 Convertible Debentures ("Debentures") and warrants to buy 15 million shares of common stock and your accounting treatment disclosed in Note S on page F45. Please expand the Prospectus Summary and Liquidity and Capital Resources sections of the filing to provide appropriate disclosures regarding the accounting treatment and the impact on the financial statements related to the Securities Purchase Agreement.

Response

We have expanded the Prospectus Summary and Liquidity and Capital Resources sections to include a discussion regarding the accounting treatment and the impact on the financial statements.

GameZnFlix, Inc., page 3

7. We note your response to prior comment 11 and your disclosure that you had $62,500 of cash as of March 31, 2005. However, in the Liquidity and Capital Resources section on page 21, you disclose a cash balance of $77,657 as of March 31, 2005. Please revise to clarify this discrepancy or advise why no revision is necessary.

Response

We have revised to disclose that the Company's cash balance as of March 31, 2005 was $77,657.

8. We note your disclosure that you will only be able to stay in operation for one month. We also note in the risk factors section, on page 6 under the subheading, "We have a history of losses which may continue" that "Based on our current funding arrangement with Golden Gate, we do not anticipate that we will require additional funds to continue our operations for the next twelve months." Please revise to reconcile these two statements or advise.

Response

We have clarified the risk factor to state that upon effectiveness of this registration statement, the Company expects to commence receiving funding pursuant to the Golden
Gate financing and that upon receipt of this funding the Company will be able to satisfy its financing needs for a period of 12 months.

We have also revised the Summary section to state that the Company has received cash from employees and consultants that have exercised stock options.

9. We note your financing facility with Golden Gate Investors, Inc. that you disclose in the third paragraph of this section. Please revise to quantify the amount you have available through this financing facility and briefly discuss the terms of the financing facility.

Response

We have briefly described the Golden Gate financing at the end of the third paragraph. Please note that the Golden Gate financing is more completely described immediately below the Offering table following the third paragraph. Further description of the Golden Gate financing in the third paragraph would be unnecessarily repetitive and would only serve to confuse the reader.

Risk Factor, page 5

General

10. We note your response to prior comment 17 and reissue. We continue to believe that the current number of subscribers would be material to an investor and should be disclosed. Please revise the risk factor "If our efforts to attract subscribers are not successful" on page 6 to disclose your current number of subscribers as of the most recent period or advise us why no revision is necessary.

Response

We have revised the risk factor to include the Company's customer or subscriber numbers.

We have a history of losses which may continue, page 6

11. Please revise this risk factor to disclose your burn rate and the amount you need to continue your operations for the next twelve months.

Response

We have revised the risk factor to disclose the monthly burn rate of $150,000 and that it will need $1,800,000 to maintain its current operations.

If we experience excessive rates of subscriber churn, page 7

12. We continue to believe that information about your churn rates would be material to an investor and should be discussed. We note your supplemental response to prior comment 17 that you are not able to provide meaningful churn figures. If you do not have this information available, please disclose that fact in this risk factor.

Response

We acknowledge your comment and we have include the churn figures in the risk factor.

There are a large number of shares underlying convertible debentures, page 10

13. We note that the convertible debentures may be converted into an estimated 1,997,195,122 shares of common stock. We also note your disclosure under the subheading "The Shares of Common Stock Allocated For Conversion" on page 11 that you are currently not authorized to issue that amount of common stock. Please revise your disclosure here to disclose the amount you are authorized to issue. In addition, please revise your disclosure to explain the type of corporate actions you will need to take before all of the shares of common stock you discuss in this risk factor may be sold without restriction

Response

The Company has increased its authorized shares of common stock to 4,000,000,000. Accordingly, this comment is no longer applicable.

The Shares of Common Stock Allocated For Conversion, page 11

14. Please explain why you expressed doubt in obtaining an increase to your authorized shares of common stock. If this is the case, please add a separate risk factor to briefly discuss the penalties that you must pay in the event you cannot issue common stock under your Securities Purchase Agreement. In addition, please provide a more detailed description of the penalties in your MD&A section.

Response

The Company has increased its authorized shares of common stock to 4,000,000,000. As a result, the Company currently has an adequate amount of shares for issuance upon conversion of the debenture and we have removed the risk factor titled "The Shares of Common Stock Allocated for Conversion". However, regardless of the fact that the Company has adequate shares, we have incorporated a new risk factor and revised the MD&A discussing the penalties the Company is required to pay if it should run out of shares.

Management's Discussion and Analysis of Financial Condition, page 13

15. We note your response to prior comment 20; however, continue to believe that you should expand your disclosure to discuss any changes to your subscriber base. If true, disclose that you did not have subscribers during a particular time period. Please revise accordingly.

Response

We have revised the disclosure to state that since November
2004, when the Company commenced tracking the number of its customers, it has historically had approximately 3,800 active customers.

Results of Operations-Three Months Ended March 31, 2005
Compared..,page 16
Net Loss, page 17

16. We note your response to prior comment 23. Please relocate the "Net Loss" section on page 17 to appear below "Revenues." In addition, please identify the specific "factors" that account for the change in your net loss for this period as well as the period for the year ending December 31, 2004.

Response

We have relocated the "Net Loss" section to appear below "Revenues" and have identified the factors that account for the Company's net loss for the relevant period. We do not believe a comparison of the net loss from period to period is beneficial as the figures from the prior period (December 2003 and March
2004) do not relate to the Company's current operations, which were commenced in September 2004.

17. We note your response to prior comment 21 and reissue. Please revise this section to discuss any material impact your increased advertising in 2004 had, or was reasonably expected to have on your subscriptions and/or revenue.

Response

The 2004 advertising was to brand the company within the United States and to launch the Company. However, the Company has advised that due to software issues the advertising in which it engaged cannot be measured with relation to subscribers. We have disclosed this in the SB-2.

The Company developed new software which it incorporated into its computer system in November 2004 that has allowed the Company to measure results both for advertising dollars spent and membership results. We have incorporate membership information into the SB-2.

Results of Operations-Year Ended December 31, 2004 Compared.., page
18
General, page 18

18. We note that you compare your cash flows from 2004 to 2003. Please revise throughout this section to compare the results of operations for fiscal year 2004 versus 2003 for consistency. In the alternative, disclose the reasons why a comparison between the two fiscal years would not be material to investors.

Response

We do not believe a comparison of the two fiscal years would be material to investors as the Company did not commence operations under its current line of business until September 2004. As a result, any comparison of the three months ended March 2004 and the year ended December 2003 to the three months ended March 2005 and the year ended December 2004 would result in a comparison of the Company under its previous lines of business with the Company as it exists today including its line of DVD and game rental business. Accordingly, revenue, expenses and net income/loss from prior periods would have no relation to the Company's current operations.

Liquidity and Capital Resources, page 21

19.  Please revise to disclose your burn rate.

Response

As requested, we have disclosed the monthly burn rate.

20. We note that your current cash flow will not be sufficient to maintain your capital requirements and that you will need to raise additional capital. Please disclose how long you can satisfy your cash requirements, given your current amount of working capital. Refer to Item 303(a)(l)(i) of Regulation S-B.

Response

We have disclosed that the Company's current cash reserve will satisfy the Company's capital requirements for a period of one month. In addition, we have also disclosed that several employees and consultants have been exercising options for cash, which has provided interim funding for the Company and that upon effectiveness of the registration statement, the Company expects to satisfy its capital requirements through funds received in connection with the exercise of warrants by Golden Gate.

21. Please expand this section to discuss the proceeds raised from issuing common stock during the three months ended March 31, 2005 that you disclose on page II-2, Item 26. Recent Sales of Unregistered Securities. Also, ensure that these transactions are adequately disclosed in the notes to your financial statements for the quarter ended March 31, 2005.

Response

We have expanded to include a discussion of the proceeds raised from issuing common stock during the three months ended March
31, 2005.

22. We note your response to prior comment 33. Please identify the "affiliates" to which you refer. For example, what is the nature of the affiliates (i.e., websites, companies and/or persons)? In addition, are these entities affiliated with your company?
Please revise accordingly.

Response

The affiliates consist of web sites that drive consumers to the Company's web site in consideration for a fee. The participants in this program are not affiliated with the Company outside of its participation of the affiliate program.

We have revised the disclosure to clarify.

Selling Stockholders, page 30

23. Please revise footnote 4 to clarify that you are referring to the securities to be registered and not the total shares of common stock issuable upon conversion of debentures and warrants.

Response

We have revised the footnote to clarify that the reference is to the securities to be registered and not the total shares issuable upon conversion of the debentures. Please note that the Company is registering all of the shares issuable upon exercise of the warrants.

Financial Statements for the Year Ended December 31, 2004
General

24. Please refer to prior comment 44. Please revise the Notes to the financial statements to separately quantify the dollar amounts of revenues and the related cost of sales associated with the sale of products and revenues and the related cost from providing services. See paragraph 37 of SFAS 131.

Response

The Company has revised the Notes as requested.

Consolidated Balance Sheet, page F-7

25. Please revise the balance sheet to appropriately reflect the Convertible Debentures at face value less the unamortized discount related to the warrants and the beneficial conversion feature. Also, supplementally tell us, with a view toward expanded disclosure, why you have classified the entire amount related to the Convertible Debentures as a current liability in your balance at December 31, 2004.

Response

The Company has revised the balance sheet pursuant to your request.

Note 1-Summary of Significant Accounting Policies, page F-11
Revenue Recognition and Cost of Revenue, page F-12

26. Please refer to prior comment 43. You state in the second paragraph under the caption, Product and Service Description, on page 28 that you own all titles that are rented to your subscribers. In this regard, please disclose this fact in Note 1 and supplementally provide us with your analysis, in appropriate detail, using the indicators set forth in EITF 99-19 to support your gross reporting accounting treatment for your online movie and video game rental operations as well as your online movie and video game sales operations. We may have further comments upon receipt of your response.

Response

As requested, the Company has revised Note 1.

EITF 99-19 describes several indicators providing guidance for determining the proper gross or net reporting of revenues. Based on these indicators, the Company believes that its gross reporting is appropriate. The following is a discussion of our analysis as set forth following the guidelines of EITF 99-19.

a) The Company is the primary obligor in the arrangement (with its fulfillment houses).

The Company is responsible for fulfillment because it, not the fulfillment houses, are in charge of all new DVD and game purchased, whether they are purchased for the resale or rental component of our business. The Company bears the risk of damaged assets. Routinely, rented items may be damaged in the mail or wear out and must be retired. The fulfillment houses bear no risk associated with this aspect of the Company's business. The Company retains the right to refuse any customer order. The Company used outsourced fulfillment houses as a means of meeting demands in the interim and recently moved all of its fulfillment functions inhouse, eliminating the outside fulfillment house.

b)  The Company assumes the general inventory risk.

The Company has ownership of all titles, whether they are purchased for resale or rental purposes.

b)  The Company has latitude in establishing pricing.

The Company has established a tiered pricing structure enabling the customer to choose their level of service and the cost of their service. The Company has sole discretion in setting the price on their resale merchandise.
Periodically, the Company offers reduced prices on their resale products and offers subscription price incentives to encourage new subscriptions.

d)  The Company performs part of the service.

The Company allows subscribers to choose their rental selections in advance. The Company maintains the customers lists and automatically ships the next title the customer wishes to rent when the customer returns their previous rental or when the selected title becomes available.

e)  The Company has sole discretion in supplier selection.

The Company may purchase its rental library or resale items from any supplier they wish.

f) The Company maintains sole determination of service specifications.

The Company establishes their own rental and membership policies.

g)  The Company assumes physical loss inventory risk.

The Company bears the sole risk of inventory loss.   In the
normal course of business, library and inventory titles may become lost or damaged. The Company bears sole financial burden and risk when this occurs.

h)  The Company bears credit risk.

In the event that a customer fails to pay for their subscription or purchase, the Company bears the sole loss of the associated revenues. The fee paid to the fulfillment houses for their services are not tied to revenues in any way and is incurred regardless of the volume of service in any given month.

Net Income (Loss) Per Share, page F-13

27. Please disclose the number of potential shares of common stock that were excluded from the computation of diluted earnings per share because their effect was anti-dilutive for each period presented. See paragraph 40(c) of ISFAS 128. Also, expand the note to disclose how you calculated your net income (loss) per share information for each period presented.

Response

The requested changes have been made.

28. Please revise the note to explain where the amortization of the discount in the amount of $5,602 is reflected in your consolidated statements of operations for the year ended
December 3 1, 2004. Please note that the discoim should be amortized to interest expense using the effective interest method. See Issue 6 of EITF 00-27 for guidance. Also, revise
Note 8 and MD&A to explain your accounting treatment regarding the discount and the impact on your financial statements.

Response

The requested changes have been made.

29. Please ensure that the conversion feature as disclosed in Note 8 is the same as your description of the conversion feature in the last paragraph on page 22 (MD&A) and in other sections of the filing. In this regard, please revise the filing for consistency.

Response

The requested changes have been made.

Note 9  - Gain From Extinguishment of Debt

30. Please refer to the third paragraph. Expand your disclosure to incorporate your response to prior comment 47.

Response

The requested changes have been made.

Note 10 - Stock Compensation Plans, page F-15

31. Please refer to the second paragraph. It appears that you granted stock options during 2003 and 2004 at exercise prices that were less than the fair market value of your stock on the dates in which the stock options were granted. In this regard, please revise the filing to recognize compensation expense for the difference between the exercise price of the options and the fair market value of your common stock on the respective dates in which the stock options were granted. See paragraph 10 of APB 25.

Response

The requested changes have been made.

32. lease expand the note to disclose how you recognized expenses (j.~, the fair market value of the common stock issued or the fair market value of the services rendered) related to common stock issued under your Non-Employee Directors and Consultants Retainer Stock Plan.

Response

The requested changes have been made.

Item 26 - Recent Sale of Unregistered Securities, page II-2

33. Please refer to the seventh paragraph of this section that begins with "Between October 30, 2003." We note that you sold shares to two non-accredited investors. But in the last paragraph of this section you disclose that all of the "offerings and sales were made to a limited number of persons, all of whom were accredited investors." We also note in the eighth paragraph that only 89 of the 112 investors who participated in private placements from November 29, 2003 to September 1, 2004 were accredited. Please revise to clarify these discrepancies or advise why no revision is necessary.

Response

We have revised the two referenced paragraphs to include a description of the exemption for which these sales were made under.

34. Please refer to the last paragraph of this section. We note that the securities transfers were restricted by "Radix." Please revise to clarify or advise.

Response

We have revised to remove the reference to Radix.

35. Please refer to page 11-3, the paragraph that begins with "From January 24, 2005 to March 17, 2005." Please revise to quantify the total number of options issued to each party. Also, if true, revise to clarify whether the employee was an officer or director of Gameznflix.

Response

We have revised to include a description of each issuance. The employee that received options was not an executive officer of the Company.

Exhibits

36. Please provide manually signed currently dated independent accountants' consents with any amendment.

Response

We included a signed currently dated independent accountants' consents with this amendment.

37. Please comply with our comments as they apply to your Form 10-KSB for the year ended December 31, 2004 and your Form 10-QSB for the quarterly period ended March 31, 2005 (including the interim period financial statements for the quarterly period ended March 31, 2005 included in this filing).

Response

We do not believe the comments are of a material nature that rise to the level of requiring the Company to amend its Form 10-
KSB and Form 10-QSB.

38. You are reminded to consider the requirement to update your financial statements and related information pursuant to Item
310(g) of Regulation S-B.

Response

We acknowledge your comment.

***

     Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

Sincerely,

/s/Stephen Fleming
Stephen Fleming